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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 Cottage Way, Suite 5
(No. and Street)

Sacramento (City) CA (State) 95825 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2006 WASH., D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William B. Rudd (916) 484-7244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blackstock, Carley Jon
(Name – *if individual, state last, first, middle name*)

1435 New England Drive (Address) Roseville (City) CA (State) 95661 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/15

OATH OR AFFIRMATION

I, William B. Rudd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planning Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William B. Rudd
Signature

President
Title

Notary Public

J. A. FASSETT
Commission # 1420484
Notary Public - California
Sacramento County
My Comm. Expires May 27, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Planning Corporation
Financial Statements

December 31, 2005

INDEX

Carley Blackstock, Certified Public Accountant

1435 New England Drive
Roseville, CA 95661
Phone: (916) 276-1501
Email: carley@cpawork.com

Independent Auditors' Report

The Board of Directors
Investment Planning Corporation
2701 Cottage Way, Suite 5
Sacramento, CA 95824

I have audited the accompanying balance sheet of Investment Planning Corporation as of December 31, 2005, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My examinations were made in accordance with auditing standards generally accepted in the United States of America and the applicable requirements of the Securities and Exchange Commission, and accordingly, include such tests of the accounting records and other auditing procedures as I considered necessary in the circumstances. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Investment Planning Corporation as of December 31, 2005, and the results of its operations and changes in financial position for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Carley Blackstock, CPA

Roseville, California
February 22, 2006

Investment Planning Corporation
BALANCE SHEET
as of December 31, 2005

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents		171,169
Investments		4,200
Commissions Receivable		891
Other Assets		985
Total current assets		177,245
Total assets	$	177,245

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued Payroll Taxes		1,125
Accrued Income Taxes		4,139
Total current liabilities		5,264
STOCKHOLDERS' EQUITY		
Common stock, $10 Par Value, Authorized 1,500 Shares, Outstanding 513 Shares		5,130
Capital in Excesss of Par		727
Retained earnings		166,124
Total stockholders' equity		171,981
Total liabilities and stockholders' equity	$	177,245

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
STATEMENT OF INCOME & RETAINED EARNINGS
For the year ended December 31, 2005

REVENUES	
Commissions	$ 144,675
Interest	3,552
Total revenue	148,227
OPERATING EXPENSES	
Salaries	56,276
NASD Assessment	780
General and Administration	30,485
	87,541
Earnings from operations	60,686
Other Income (Expense)	
Other Income	1,007
	1,007
NET INCOME before tax	61,693
Income Tax (expense)	(15,081)
NET EARNINGS	$ 46,612
Retained Earnings, January 01, 2005	119,512
Retained Earnings December 31, 2005	$ 166,124

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2005

Balance at beginning of year	$ 125,369
Net Earnings	46,612
Balance at end of year	$ 171,981

The accompanying notes are an integral part of this statement.

Inveatment Planning Corporation
STATEMENT OF CASH FLOWS
Year ended December 31, 2005

Cash flows from operating activities:		
Net earnings (Loss)	$	46,612
Adjustments to reconcile net earnings to net cash used in operating activities:		
Decrease in accounts receivable		31
Decrease in other assets		1,558
Increase in accrued expenses		3,981
Net cash from operating activities		52,182
Cas flows from investing activities:		
Net cash from investing activities		0
Cas flows from financing activities:		
Net cash from financing activities		0
Net change in cash		52,182
Cas at beginning of year		118,987
Cas at end of year	$	171,169
Cash paid during the year for:		
Income Taxes	$	9,330

The accompanying notes are an integral part of this statement.

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2005

NO E 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cu :omer Funds

In estment Planning Corporation limits its activities to th sale of shares of regulated investment companies, term li e insurance and annuities. The corporation handles no cu :omer funds.

Tr nsactions with related parties

Co nissions earned and paid during the year result from ef orts of the sole shareholder.

NO E 2: INCOME TAXES

Hi :orically there have been only insignificant variances be veen book income and taxable income so there is no de erred tax calculation and the estimated actual liability is ised as follows:

Federal Income Tax due	$ 9,835
State Income Tax due	5,246
Total	15,081
Less: Estimates paid	(10,942)
Total Tax Accrual	$ 4,139

NO E 3: CONTINGENT LIABILITIES

Th Corporation is contingently liable for rent due on le sed office space. The lease renewal commenced on April 1, 2005 and ends on March 31, 2007. The following is the fu ure minimum rental payments required:

Period ended	Amount due
12/31/06	$9,663
12/31/07	$2,433

Investment Planning Corporation
NOTES TO FINANCIAL STATEMENT
December 31, 2005

NOTE 4: NET CAPITAL

Regulatory provisions require Investment Planning Corporation to maintain a minimum net capital as defined in such provisions. Net capital of Investment Planning Corporation fluctuated within a narrow range last year. At December 31, 2005, computed in accordance with applicable provisions of Rule 15c 3-1 of the Securities and Exchange Act of 1934, as amended, Investment Planning Corporation had a Net Capital requirement of $5,000. Net Capital of Investment Planning Corporation at December 31, 2005 as computed below was actually $162,638. Investment Planning had no liabilities as of December 31, 2005 other than ordinary expense accruals.

<u>Computation of Net Capital December 31, 2005</u>

Total stockholder's equity	$171,981
Adjustments:	
Non-allowable assets	(1,876)
Net Capital	$170,105

Reconciliation of Net Capital to computation on page 10 of the form X-17A-5.

Net Capital Per Form X-17A-5 before Haircuts	$170,105

Computation of Net Capital	
Total Ownership Equity	$171,981
Adjustments	
Non-allowable Assets	(1,876)
Haircuts on Securities	(7,467)
Revised Net Capital	$162,638

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

In stment Planning Corporation
27(Cottage Way Ste 5
Sac amento CA 95825

I h ve examined the financial statements of Investment Pla ning Corporation for the year ended December 31, 2005. As art of my examination, I made a study and evaluation of the internal control accounting system to the extent I cor idered necessary to evaluate the system as required by ger rally accepted auditing standards and Rule 17A-5 of the Sec rity and Exchange Commission. The scope of the review and tests should be sufficient to provide reasonable ass rance that any material weakness existing at the date of y examination would be disclosed. Under these sta dards, the purposes of such evaluations are to est blish a basis of reliance thereon in determining the nat re, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial sta ements and to provide a basis of reporting material wea nesses in internal control.

The e are inherent limitations that should be recognized in cor idering the potential effectiveness of any system of int rnal accounting control. In the performance of most cor rol procedures, errors can result from misunderstanding of nstructions, mistakes in judgement, carelessness, or oth r personal factors. Control procedures whose eff ctiveness depends on segregation of duties can be cir umvented intentionally my management with respect to the estimates and judgements required in the preparation of the financial statements. Further, projections of any eva uation of internal accounting control to future periods is ubject to the risk that the procedures may become ina equate because of changes in conditions and that the deg ee of compliance with such procedures may deteriorate.

Inv stment Planning Corporation is not engaged in a general sec rities business. The registrant limits its activities to he sale of shares of regulated investment companies, lif insurance and annuities. In consummating these sales, the customers make their checks payable to the distributors or istodian of the fund or insurance company. Annuities, whe received by the registrant are immediately delivered to he consumers in person or by mail. In mutual fund plan

accounts, the distributor or custodian holds the shares and accounts directly to the customer on a periodic basis.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005, which was made for the purposes set forth above, and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material for the size of the operation.

THE COMMISSIONER OF CORPORTIONS OF

THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO

RULES 260.241.2(b) AND 350.535.1(b)

(Executed Within the State of California)

I, William B. Rudd , certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to the best of my knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 22nd day of February, 2006 at Sacramento, California.

William B. Rudd
(Signature of person signing report)

President
(Title of person signing report)

Investment Planning Corporation	272-7721-9
(Name of Licensee)	(File Number)